UNITED STATES OF AMERICA
                                      before the
                          SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     July 1, 1998 TO
                                                September 30, 1998
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401

File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 1998 through September 30, 1998.

                           3rd QUARTER 1998
                 SWEPCO RAIL CAR MAINTENANCE FACILITY
                            RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                    SWEPCO        PSO         CPL         TOTAL
        JULY                          254         154         122           530
        AUGUST                        128         309           2           439
        SEPTEMBER                     288         245           1           534

        TOTAL                         670         708         125         1,503

B. AMOUNT OF EXPENDITURES
    DETAIL                          SWEPCO        PSO         CPL         TOTAL
    DIRECT LABOR -
        JULY                   $37,316.70   $9,343.01   $2,006.10    $48,665.81
        AUGUST                  22,350.01   25,459.10      394.05     48,203.16
        SEPTEMBER               17,638.87   29,511.76        0.14     47,150.77

        TOTAL                  $77,305.58  $64,313.87   $2,400.29   $144,019.74


    DIRECT MATERIAL -
        JULY                  $213,425.49  $88,525.68  $12,450.27   $314,401.44
        AUGUST                          -           -           -          0.00
        SEPTEMBER               76,962.78           -           -     76,962.78

        TOTAL                 $290,388.27  $88,525.68  $12,450.27   $391,364.22


    OTHER DIRECT EXPENSES -
        JULY                 ($103,108.23) $16,801.53   $3,348.24   ($82,958.46)
        AUGUST                 155,321.84   82,906.50    3,574.73    241,803.07
        SEPTEMBER               78,279.59   65,507.64    2,021.74    145,808.97

        TOTAL                 $130,493.20 $165,215.67   $8,944.71   $304,653.58


    INDIRECT EXPENSES SHARED ON
    COST RATIO
        JULY                   $60,232.68  $15,080.50   $3,238.04    $78,551.22
        AUGUST                  30,625.47   34,885.73      539.96     66,051.16
        SEPTEMBER               23,376.89   39,112.09        0.19     62,489.17

        TOTAL                 $114,235.04  $89,078.32   $3,778.19   $207,091.55


    TOTAL EXPENDITURES
        JULY                  $207,866.64 $129,750.72  $21,042.65   $358,660.01
        AUGUST                 208,297.32  143,251.33    4,508.74    356,057.39
        SEPTEMBER              196,258.13  134,131.49    2,022.07    332,411.69

        TOTAL                 $612,422.09 $407,133.54  $27,573.46 $1,047,129.09



C. COMPUTATION OF COST RATIOS
                               SWEPCO       PSO         CPL          TOTAL
    JULY 1998
        DIRECT LABOR           $37,316.70   $9,343.01   $2,006.10    $48,665.81
        COST RATIO             76.68%       19.20%      04.12%       100.00%

    AUGUST 1998
        DIRECT LABOR           $22,350.01  $25,459.10     $394.05    $48,203.16
        COST RATIO             46.37%      52.81%         00.82%     100.00%

    SEPTEMBER 1998
        DIRECT LABOR           $17,638.87  $29,511.76       $0.14    $47,150.77
        COST RATIO             37.41%      62.59%           00.00%   100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

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                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 6th day of November, 1998.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ R. Russell Davis

                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                            INDEX TO EXHIBITS




Exhibit                                                            Transmission
Number                          Exhibit                               Method



  1            July 1998 statement furnished by SWEPCO to          Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges

  2            August 1998 statement furnished by SWEPCO by to     Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges

  3            September 1998 statement furnished by SWEPCO to     Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges